UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

ANTELOPE ENTERPRISE HOLDINGS LTD.

(Translation of registrant's name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.

Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC

Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On February 12, 2021, Antelope Enterprise Holdings Ltd. (f/k/a China Ceramics Co., Ltd.) (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Investors”) for the sale by the Company of 588,236 common shares (the “Common Shares”), at a purchase price of $3.57 per share. The Common Shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-228182), which was declared effective by the Securities and Exchange Commission on November 19, 2019.

Concurrently with the sale of the Common Shares, pursuant to the Purchase Agreement the Company also sold warrants to purchase 588,236 common shares (the “Warrants”). The Company sold the Common Shares and Warrants for aggregate gross proceeds of approximately $2.1 million, before commissions and expenses (the “Offering”). Subject to certain beneficial ownership limitations, the five-year Warrants will be immediately exercisable at an exercise price equal to $3.57 per share, subject to adjustments as provided under the terms of the Warrants, and will terminate on the five-year anniversary of the initial exercise date of the Warrants. The closing of the sales of these securities under the Purchase Agreement will take place on or about February 17, 2021.

The net proceeds from the transactions will be approximately $1.86 million, after deducting certain fees due to the placement agent and the Company’s estimated transaction expenses, and will be used for working capital and general corporate purposes.

The Warrants and the shares issuable upon exercise of the Warrants were sold without registration under the Securities Act of 1933 (the “Securities Act”) in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act as transactions not involving a public offering and Rule 506 promulgated under the Securities Act as sales to accredited investors, and in reliance on similar exemptions under applicable state laws.

The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the transaction, and not to provide investors with any other factual information regarding the Company. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The forms of the Purchase Agreement and the Warrant are filed as Exhibits 10.1 and 4.1, respectively, to this filing. The foregoing summaries of the terms of these documents are subject to, and qualified in their entirety by, such documents, which are incorporated herein by reference.

Dawson James Securities, Inc. acted as the Company’s exclusive placement agent (the “Placement Agent”), on a best-efforts basis, in connection with the Offering. Pursuant to the terms and provisions of the engagement letter between the Company and the Placement Agent, the Company agreed to pay the Placement Agent a cash placement fee equal to 8% of the gross proceeds of the Offering, plus other expenses of the Placement Agent not to exceed $45,000. The Placement Agent also received five-year warrants (the “Compensation Warrants”) to purchase up to a number of common shares equal to 5% of the aggregate number of shares sold in the Offering, including the warrant shares issuable upon exercise of the Warrants, which such Compensation Warrants have substantially the same terms as the Warrants sold in the Offering, except that such Compensation Warrants have an exercise price of $4.46 per share and will be exercisable six months from the effective date of this offering and will terminate on the five year anniversary of the effective date of this offering.

Exhibit	Description

4.1	Form of Warrant.
5.1	Opinion of Harney Westwood & Riegels.
10.1	Form of Securities Purchase Agreement.
99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANTELOPE ENTERPRISE HOLDINGS, LTD.

	By:	/s/ Hen Man Edmund
Hen Man Edmund, Chief Financial Officer

Date: February 12, 2021